Vista Gold Corp.

7961 Shaffer Parkway, Suite 5

Littleton, CO 80127

June 22, 2020

Via EDGAR

Securities and Exchange Commission

ATTN: Mr. Karina Dorin

100 F Street, NE
Washington, D.C. 20549

Re:Vista Gold Corp. – Request for Acceleration

Registration Statement on Form S-3

Filed on June 12, 2020

File No. 333-239139

Ladies and Gentlemen:

On behalf of Vista Gold Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-239139) to permit said Registration Statement to become effective at 5:00 p.m. Eastern time on June 24, 2020, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,
Vista Gold Corp.
/s/ Douglas Tobler
Douglas Tobler, Chief Financial Officer